IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

RECD S.E.C.
JUN 2 7 2003
1086



03025662

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

CWMBS, INC. (Exact Name of Registrant as Specified in Charter)

000906410 (Registrant CIK Number)

Form 8-K for June 27, 2003 (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821 (SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on JUNE 27, 2003.

CWMBS, INC.



By: ____________________
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by MORGAN STANLEY & CO. INCORPORATED	4
99.2	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	5

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MORGAN STANLEY & CO. INCORPORATED

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-15T2
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-33

cwalt-0315t2-final -- A10

MORGAN STANLEY

Balance	$4,000,000.00	Delay	24	WAC	6.658228975
Coupon	5.0000	Dated	06/01/2003	NET	6.38062
Settle	07/30/2003	First Payment	07/25/2003	WAM	359

Price	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-24	5.19	5.20	6.22	5.25	5.40	5.47	5.60	5.74
97-28	5.18	5.19	5.21	5.24	5.38	5.44	5.57	5.70
98-00	5.17	5.18	5.20	5.22	5.35	5.42	5.53	5.65
98-04	5.16	5.17	5.19	5.21	5.33	5.39	5.49	5.61
98-08	5.15	5.16	5.18	5.20	5.31	5.36	5.46	5.56
98-12	**5.14**	**5.15**	**5.16**	**5.19**	**5.29**	**5.33**	**5.42**	**5.52**
98-16	5.13	5.14	5.15	5.17	5.26	5.31	5.39	5.47
98-20	5.12	5.13	5.14	5.16	5.24	5.28	5.35	5.43
98-24	5.12	5.12	5.13	5.15	5.22	5.25	5.31	5.38
98-28	5.11	5.11	5.12	5.13	5.19	5.22	5.28	5.34
99-00	5.10	5.10	5.11	5.12	5.17	5.20	5.24	5.29
WAL	**27.16**	**22.93**	**18.25**	**14.13**	**6.73**	**5.39**	**3.98**	**3.10**
Mod Durn	**14.43**	**13.22**	**11.56**	**9.77**	**5.56**	**4.60**	**3.51**	**2.80**
Principal Window	**Jul28 - Jun33**	**Jan23 - Jun33**	**Apr18 - Jun33**	**Aug14 - Jun33**	**Sep09 - Mar11**	**Jul08 - May09**	**May07 - Sep07**	**Jul06 - Oct06**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13525	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY

cwalt-0315t2-final -- A1

MORGAN STANLEY

Balance	$40,000,000.00	Delay	24	WAC	6.658228975
Coupon	3.3000	Dated	06/01/2003	NET	6.38062
Settle	06/30/2003	First Payment	07/25/2003	WAM	359

Price	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-14	3.17	3.10	3.04	2.98	2.86	2.80	2.68	2.56
100-18	3.14	3.06	2.99	2.91	2.77	2.70	2.55	2.42
100-22	3.11	3.02	2.93	2.85	2.68	2.60	2.43	2.27
100-26	3.09	2.98	2.88	2.78	2.59	2.50	2.31	2.13
100-30	3.06	2.94	2.83	2.72	2.50	2.40	2.19	1.98
101-02	**3.03**	**2.90**	**2.77**	**2.65**	**2.42**	**2.30**	**2.07**	**1.84**
101-06	3.00	2.86	2.72	2.59	2.33	2.20	1.95	1.70
101-10	2.97	2.82	2.67	2.52	2.24	2.10	1.83	1.56
101-14	2.95	2.78	2.61	2.46	2.16	2.01	1.71	1.42
101-18	2.92	2.74	2.56	2.39	2.07	1.91	1.59	1.27
101-22	2.89	2.70	2.51	2.33	1.98	1.81	1.47	1.13
WAL	**4.95**	**3.29**	**2.48**	**2.01**	**1.47**	**1.29**	**1.05**	**0.89**
Mod Durn	**4.37**	**3.02**	**2.33**	**1.91**	**1.41**	**1.25**	**1.02**	**0.86**
Principal Window	**Jul03 - Jul17**	**Jul03 - Feb12**	**Jul03 - Jun09**	**Jul03 - Jan08**	**Jul03 - Sep06**	**Jul03 - Apr06**	**Jul03 - Aug05**	**Jul03 - Mar05**
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13525	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide, in addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwalt-0315t2-final -- A5

MORGAN STANLEY

Balance	$2,450,000.00	Delay	24	WAC	6.658228975
Coupon	5.0000	Dated	06/01/2003	NET	6.38062
Settle	07/30/2003	First Payment	07/25/2003	WAM	359

Price	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-24	5.19	5.21	5.25	5.39	5.57	5.65	5.81	6.01
97-28	5.18	5.20	5.23	5.36	5.54	5.61	5.76	5.94
98-00	5.17	5.19	5.22	5.34	5.50	5.57	5.71	5.88
98-04	5.16	5.18	5.21	5.32	5.47	5.53	5.66	5.82
98-08	5.15	5.17	5.20	5.30	5.43	5.49	5.61	5.75
98-12	5.14	5.16	5.18	5.28	5.40	5.45	5.56	5.69
98-16	5.13	5.15	5.17	5.25	5.37	5.41	5.51	5.63
98-20	5.13	5.14	5.16	5.23	5.33	5.37	5.46	5.57
98-24	5.12	5.13	5.14	5.21	5.30	5.34	5.41	5.51
98-28	5.11	5.12	5.13	5.19	5.26	5.30	5.36	5.44
99-00	5.10	5.11	5.12	5.17	5.23	5.26	5.32	5.38
WAL	26.19	20.80	14.54	7.05	4.25	3.64	2.79	2.20
Mod Durn	14.17	12.49	9.93	5.78	3.73	3.25	2.54	2.03
Principal Window	Dec26 - Jun33	May20 - Jun33	Apr14 - Jun33	Jan10 - Jul11	Aug07 - Dec07	Jan07 - May07	Mar06 - Jun06	Sep05 - Nov05
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13525	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY.

cwalt-0315t2-final -- A7

MORGAN STANLEY

Balance	$52,817,184.00	Delay	24	WAC	6.658228975
Coupon	3.6500	Dated	06/01/2003	NET	6.38062
Settle	06/30/2003	First Payment	07/25/2003	WAM	359

Price	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-22	3.69	3.69	3.70	3.70	3.72	3.72	3.73	3.74
99-26	3.67	3.66	3.66	3.66	3.65	3.64	3.64	3.63
99-30	3.65	3.63	3.62	3.61	3.58	3.57	3.54	3.51
100-02	3.62	3.60	3.58	3.56	3.51	3.49	3.45	3.40
100-06	3.60	3.57	3.54	3.51	3.45	3.42	3.35	3.28
100-10	3.58	3.54	3.50	3.46	3.38	3.34	3.26	3.17
100-14	3.56	3.51	3.46	3.41	3.31	3.26	3.16	3.06
100-18	3.53	3.48	3.43	3.37	3.25	3.19	3.07	2.95
100-22	3.51	3.45	3.39	3.32	3.18	3.11	2.98	2.83
100-26	3.49	3.42	3.35	3.27	3.12	3.04	2.88	2.72
100-30	3.47	3.39	3.31	3.22	3.05	2.96	2.79	2.61
WAL	6.86	4.76	3.56	2.82	1.99	1.74	1.38	1.14
Mod Durn	5.61	4.11	3.18	2.58	1.87	1.64	1.32	1.10
Principal Window	Jul03 - Aug25	Jul03 - Nov19	Jul03 - Aug15	Jul03 - May12	Jul03 - Jan09	Jul03 - Feb08	Jul03 - Jan07	Jul03 - Apr06
LIBOR_1MO	1.04	1.04	1.04	1.04	1.04	1.04	1.04	1.04
Prepay	50 PPC	75 PPC	100 PPC	125 PPC	175 PPC	200 PPC	250 PPC	300 PPC

Yield Curve	Mat	1MO	3MO	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	0.821675	0.825097	0.847291	1.13525	1.42959	2.2047	3.31131	4.39556

This information is being delivered to a specific number of prospective sophisticated investors in order to assist them in determining whether they have an interest in the type of security described herein. It has been prepared solely for information purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. No representation or warranty can be given with respect to the accuracy or completeness of the information, or with respect to the terms of any future offer of securities conforming to the terms hereof. Any such offer of securities would be made pursuant to a definitive Prospectus or Private Placement Memorandum, as the case may be, prepared by the issuer which could contain material information not contained herein and to which the prospective purchasers are referred. In the event of any such offering, this information shall be deemed superseded, amended and supplemented in its entirety by such Prospectus or Private Placement Memorandum. Such Prospectus or Private Placement Memorandum will contain all material information in respect of any securities offered thereby and any decision to invest in such securities should be made solely in reliance upon such Prospectus or Private Placement Memorandum. Certain assumptions may have been made in this analysis which have resulted in any returns detailed herein. No representation is made that any returns indicated will be achieved. Changes to the assumptions may have a material impact on any returns detailed. Morgan Stanley & Co. Incorporated disclaims any and all liability relating to this information, including without limitation any express or implied representations or warranties for, statements contained in, and omissions from, this information. Additional information is available upon request. Morgan Stanley & Co. Incorporated and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice. To our readers worldwide: In addition, please note that this publication has been issued by Morgan Stanley & Co. Incorporated, approved by Morgan Stanley International Limited, a member of The Securities and Futures Authority, and by Morgan Stanley Japan Ltd. We recommend that such investors obtain the advice of their Morgan Stanley & Co. Incorporated, Morgan Stanley International or Morgan Stanley Japan Ltd. representative about the investments concerned. NOT FOR DISTRIBUTION TO PRIVATE CUSTOMERS AS DEFINED BY THE U.K. SECURITIES AND FUTURES AUTHORITY

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-15T2
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-33


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_15T2_SUBS 30 year 6.4's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 06/24/2003 12:45:04

Bond: B1 Balance: 3,750,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 6/01/2003
Settlement Date: 6/27/2003 COMM 30 year WAC: 6.66 WAM: 358.89
>>>>> Prepayment Ramp begins at 6.000 and rises to 20.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
98-24	5.643	5.657	5.668	5.678	5.685	5.692	5.698	5.705	5.719	5.757
98-28	5.632	5.643	5.653	5.661	5.668	5.674	5.679	5.684	5.697	5.729
99- 0	5.621	5.630	5.638	5.645	5.651	5.656	5.660	5.664	5.675	5.702
99- 4	5.609	5.617	5.623	5.629	5.633	5.637	5.641	5.644	5.653	5.674
99- 8	5.598	5.604	5.609	5.613	5.616	5.619	5.622	5.624	5.631	5.647
99-12	5.587	5.591	5.594	5.597	5.599	5.601	5.603	5.605	5.609	5.620
99-16	5.575	5.577	5.579	5.581	5.582	5.583	5.584	5.585	5.587	5.592
99-20	5.564	5.564	5.564	5.564	5.565	5.565	5.565	5.565	5.565	5.565
99-24	5.553	5.551	5.550	5.548	5.547	5.547	5.546	5.545	5.543	5.538
99-28	5.542	5.538	5.535	5.532	5.530	5.528	5.527	5.525	5.521	5.511
100- 0	5.531	5.525	5.520	5.516	5.513	5.510	5.508	5.505	5.499	5.484
*100- 4	5.519	5.512	5.506	5.500	5.496	5.492	5.489	5.486	5.478	5.457
100- 8	5.508	5.499	5.491	5.485	5.479	5.474	5.471	5.466	5.456	5.430
100-12	5.497	5.486	5.477	5.469	5.462	5.457	5.452	5.446	5.434	5.403
100-16	5.486	5.473	5.462	5.453	5.445	5.439	5.433	5.426	5.412	5.376
100-20	5.475	5.460	5.447	5.437	5.428	5.421	5.414	5.407	5.391	5.349
100-24	5.464	5.447	5.433	5.421	5.411	5.403	5.396	5.387	5.369	5.322
100-28	5.453	5.434	5.419	5.405	5.394	5.385	5.377	5.368	5.348	5.295
101- 0	5.442	5.422	5.404	5.390	5.378	5.367	5.359	5.348	5.326	5.269
101- 4	5.431	5.409	5.390	5.374	5.361	5.350	5.340	5.329	5.305	5.242
101- 8	5.420	5.396	5.375	5.358	5.344	5.332	5.322	5.309	5.283	5.215
101-12	5.409	5.383	5.361	5.342	5.327	5.314	5.303	5.290	5.262	5.189
101-16	5.398	5.370	5.347	5.327	5.310	5.297	5.285	5.270	5.240	5.162
AVG LIFE	19.77	15.42	12.81	11.18	10.09	9.32	8.76	8.17	7.19	5.52
DURATION	11.17	9.55	8.51	7.80	7.29	6.92	6.62	6.30	5.72	4.60
FIRST PAY	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03	7/03
LAST PAY	6/33	6/33	6/33	6/33	6/33	6/33	5/33	5/33	10/32	1/28

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.